

June 15, 2011

<u>Via Facsimile</u>
Mr. Johan M. (Thijs) Spoor
CEO, President and CFO
FluoroPharma Medical, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116

> **RE:** **FluoroPharma Medical, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 1, 2011**
> **File No. 333-147193**
> **Item 4.01 Form 8-K/A**
> **Filed June 9, 2011**
> **File No. 333-147193**

Dear Mr. Spoor:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant